Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

TD Bank Group Announces Increase to Preferred Share Issue

May 26, 2014 - TORONTO – The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced that as a result of strong investor demand for its previously announced Basel III-compliant domestic public offering of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (the “Series 1 Shares”), the size of the offering has been increased to 20 million Series 1 Shares. The gross proceeds of the offering will now be $500 million. The offering will be underwritten by a group of underwriters led by TD Securities Inc.

The expected closing date is June 4, 2014. TD will make an application to list the Series 1 Shares as of the closing date on the Toronto Stock Exchange. The net proceeds of the offering will be used for general corporate purposes.

The Series 1 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.) and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$896 billion in assets on April 30, 2014. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Ali Duncan Martin

Manager, Media Relations

416-983-4412